Exhibit 4.14

FOURTH AMENDMENT
TO THE
CARDINAL HEALTH 401(K) SAVINGS PLAN
(As amended and restated January 1, 2011)

Background Information

A.
Cardinal Health, Inc. (“Cardinal Health”) previously adopted and currently maintains the Cardinal Health 401(k) Savings Plan (the “Plan”) for the benefit of employees of Cardinal Health and its subsidiaries and affiliates.

B.	Plan Section 12.02 permits Cardinal Health to amend the Plan at any time.

C.
The Cardinal Health, Inc. Financial Benefit Plans Committee (the “Committee”) is authorized to make certain amendments to the Plan, in accordance with the authority delegated by the Human Resources and Compensation Committee of the Board of Directors of Cardinal Health.

D.
The Committee desires to amend the Plan to accept the merger of the RGH Enterprises, Inc. 401(k) Profit Sharing Plan with and into the Plan effective as of December 31, 2013, as previously authorized by the Committee in Resolutions adopted on August 29, 2013.

Plan Amendment

The Plan is hereby amended as follows, effective as of December 31, 2013, unless otherwise indicated below.

1.	Schedule I, Effective Date of Participation, is amended by adding the following to the end thereof:

RGH Enterprises, Inc.
RGH Distribution Co., LLC
(d/b/a AssuraMed)
(Effective January 1, 2014)

2.	Schedule II, Merging Plans, is amended by adding the following to the end thereof:

Entity	Name of Merged Plan	Merger Date

RGH Enterprises, Inc. (d/b/a AssuraMed)	RGH Enterprises, Inc. 401(k) Profit Sharing Plan	December 31, 2013

3.	Schedule V, Special Provisions for Prior Merged Plans, is amended by adding a new Section I., as follows:

I.
Special Rules Regarding Former Participants in the RGH Enterprises, Inc. 401(k) Profit Sharing Plan (the “RGH Plan”). A Participant in the RGH Plan on December 31, 2013, will be subject to the following vesting schedule(s), as applicable, with respect to amounts attributable to “matching contributions” and “nonelective contributions” under the RGH Plan, including contributions to the Plan in 2014 for amounts accrued under the RGH Plan for the 2013 Plan Year.

The following vesting schedule shall apply, with respect to both “matching contributions” and “nonelective contributions,” for a Participant (i) who is not credited with an Hour of Service on or after January 1, 2014, or (ii) whose first Hour of Service on or after January 1, 2014, occurs after he has incurred a Forfeiture Break in Service:

Years of Service Less than 2 2 3 4 5	Vesting Percentage 0% 40% 60% 80% 100%

For a Participant who is credited with an Hour of Service on or after January 1, 2014, prior to incurring a Forfeiture Break in Service, his “matching contributions” shall be 100% vested. If such Participant has at least three Years of Service as of December 31, 2013, his “nonelective contributions” shall also be 100% vested. If such Participant has two Years of Service as of December 31, 2013, his “nonelective contributions” shall be 40% vested until he attains three Years of Service, at which time his “nonelective contributions” shall be 100% vested. If such Participant has fewer than two Years of Service as of December 31, 2013, his “nonelective contributions” shall be 0% vested until he attains three Years of Service, at which time his “nonelective contributions” shall be 100% vested.

Notwithstanding Plan Section 3.03B, in addition to Compensation taken into account under such Section in allocating an Employer Contribution or a Special Contribution for the 2014 Plan Year, the Benefits Group shall take into account Compensation paid to a Participant during the portion of the applicable Compensation Determination Period such Participant was a Participant in the RGH Plan.

4.	All other provisions of the Plan shall remain in full force and effect.

CARDINAL HEALTH, INC.
By:	/s/ Kendell Sherrer
Its:	V.P., Benefits
Date:	11-18-13

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